SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The interim financial statements, Management's Discussion & Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: July 26, 2005		Signed: Robert V. Horte
	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Canadian Pacific Railway Ingenuity.

Canadian Pacific Railway
Management’s Discussion and Analysis
Second Quarter Report 2005

Release: Immediate, July 26, 2005
CPR BOOSTS EARNINGS PER SHARE 45 PER CENT IN 2nd QUARTER 2005
Railway handles record workload while expanding western corridor for future demand
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) increased net income to $123 million in the second quarter of 2005, compared with net income of $84 million in second-quarter 2004. Diluted earnings per share increased 45 per cent to $0.77 in the three-month period ended June 30, 2005, compared with $0.53 in the same period of 2004.
SUMMARY OF 2nd QUARTER 2005 COMPARED WITH 2nd QUARTER 2004
➢	Operating ratio of 75.5 per cent, an improvement of 2.5 percentage points

➢	Excluding foreign exchange losses on long-term debt, diluted earnings per share up 34% to $0.87

➢	Revenue up 10 per cent to $1,106 million

➢	Operating expenses up less than 2 per cent, excluding significantly higher fuel costs
Rob Ritchie, President and Chief Executive Officer of CPR, said: “CPR employees know what our company has committed to deliver and they are bringing it home. They grew our business with a focus on quality revenue. They demonstrated the power of our integrated operating plan, maintaining fluidity from coast to coast while handling more workload in the second quarter than in any other quarter ever. They worked more safely, making substantial improvements in both train operations and personal safety.
“Even more remarkable is that these achievements were accomplished with major track capacity expansion work in full force between the Canadian Prairies and the Vancouver gateway, our busiest corridor.
“The fluidity across our network is generating greater operating efficiency, which is driving more of our growth to the bottom line,” Mr. Ritchie said.
CPR’s quality revenue strategy continued to deliver results as resources were focused on growing higher-yield traffic. Revenue per carload increased 14 per cent, driven by success in upgrading CPR’s book of business, strong pricing and contract renewal programs supported by an environment of improving service.
Revenue in the second quarter of 2005 grew in five of CPR’s seven business lines, led by increases of 48 per cent in coal, 10 per cent in intermodal freight and 7 per cent in grain.

Most of the expense increase was due to high fuel prices. CPR’s fuel expense increased by 35 per cent in the second quarter of 2005, compared with the same period of 2004. More than three-quarters of the increase in fuel prices was recovered through CPR’s revenue fuel surcharge mechanism, as well as hedging and fuel efficiency measures.
SUMMARY OF 1st HALF 2005 COMPARED WITH 1st HALF 2004
➢	Net income up $97 million to $204 million and diluted earnings per share up 90 per cent to $1.27

➢	Operating ratio improved by 3.4 percentage points to 78.8 per cent

➢	Excluding foreign exchange losses on long-term debt, income up $83 million to $225 million and diluted earnings per share up 57 per cent to $1.40

➢	Revenue up 12 per cent, with double-digit increases in coal, grain and industrial products

➢	Operating expenses up 7 per cent, with most of the increase due to higher fuel costs
2005 OUTLOOK
CPR expects to grow revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be in the range of $3.15 to $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81) for the full year.
A $160-million program to expand capacity by four trains a day, or more than 400 freight cars daily, between the Canadian Prairies and the Vancouver gateway is on schedule to be completed in the fourth quarter of 2005.
FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT
CPR had a foreign exchange loss on long-term debt of $17 million ($17 million after tax) in the second quarter of 2005, compared with a loss of $20 million ($20 million after tax) in the same period of 2004.
In the first half of 2005, CPR had a foreign exchange loss on long-term debt of $20 million ($21 million after tax), compared with a loss of $33 million ($34 million after tax) in the same period of 2004.
PRESENTATION OF NON-GAAP EARNINGS
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends that can be compared with prior periods’ results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the first half of 2005, there were foreign exchange losses on long-term debt but there were no other specified items.

2

It should be noted that CPR earnings that exclude foreign exchange currency translation effects on long-term debt and/or other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
NOTE ON FORWARD-LOOKING STATEMENTS
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca

3

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$1,056.5	$959.0
Other	49.4	45.7

	1,105.9	1,004.7

Operating expenses
Compensation and benefits	322.2	318.1
Fuel	145.2	107.9
Materials	46.0	45.5
Equipment rents	54.7	60.9
Depreciation and amortization	110.7	102.7
Purchased services and other	156.0	149.0

	834.8	784.1

Operating income	271.1	220.6

Other charges (Note 3)	5.7	10.1
Foreign exchange losses on long-term debt	17.0	20.0
Interest expense (Note 4)	53.2	57.1
Income tax expense	72.0	49.7

Net income	$123.2	$83.7

Basic earnings per share (Note 5)	$0.78	$0.53

Diluted earnings per share (Note 5)	$0.77	$0.53

See notes to interim consolidated financial statements.

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$2,036.4	$1,812.7
Other	83.6	78.6

	2,120.0	1,891.3

Operating expenses
Compensation and benefits	653.3	627.1
Fuel	279.7	207.6
Materials	104.8	99.3
Equipment rents	103.2	119.5
Depreciation and amortization	220.2	202.3
Purchased services and other	309.0	298.9

	1,670.2	1,554.7

Operating income	449.8	336.6

Other charges (Note 3)	4.7	14.7
Foreign exchange losses on long-term debt	20.1	33.3
Interest expense (Note 4)	104.8	111.1
Income tax expense	116.3	70.3

Net income	$203.9	$107.2

Basic earnings per share (Note 5)	$1.28	$0.67

Diluted earnings per share (Note 5)	$1.27	$0.67

See notes to interim consolidated financial statements.

5

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$131.7	$353.0
Accounts receivable	482.8	434.7
Materials and supplies	163.9	134.1
Future income taxes	66.7	70.2

	845.1	992.0

Investments	61.5	96.0
Net properties	8,606.3	8,393.5
Other assets and deferred charges	1,018.6	1,018.3

Total assets	$10,531.5	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$990.1	$975.3
Income and other taxes payable	9.6	16.2
Dividends payable	23.8	21.0
Long-term debt maturing within one year	29.4	275.7

	1,052.9	1,288.2

Deferred liabilities	753.6	767.8
Long-term debt	3,103.0	3,075.3
Future income taxes	1,491.9	1,386.1

Shareholders’ equity
Share capital (Note 7)	1,123.6	1,120.6
Contributed surplus (Note 7)	288.9	300.4
Foreign currency translation adjustments	74.1	77.0
Retained income	2,643.5	2,484.4

	4,130.1	3,982.4

Total liabilities and shareholders’ equity	$10,531.5	$10,499.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

6

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Operating activities
Net income	$123.2	$83.7
Add (deduct) items not affecting cash:
Depreciation and amortization	110.7	102.7
Future income taxes	68.8	49.6
Foreign exchange losses on long-term debt	17.0	20.0
Amortization of deferred charges	5.0	6.6
Restructuring payments	(13.3)	(19.5)
Other operating activities, net	(0.2)	(0.8)
Change in non-cash working capital balances related to operations	48.1	7.1

Cash provided by operating activities	359.3	249.4

Investing activities
Additions to properties	(209.3)	(188.9)
Other investments	0.6	(0.9)
Net proceeds from disposal of transportation properties	3.8	5.8

Cash used in investing activities	(204.9)	(184.0)

Financing activities
Dividends paid	(21.0)	(20.3)
Issuance of shares (Note 7)	1.6	0.3
Purchase of shares (Note 7)	(12.6)	—
Net decrease in short-term borrowing	(8.6)	—
Repayment of long-term debt	(256.6)	(0.8)

Cash used in financing activities	(297.2)	(20.8)

Cash position
(Decrease) increase in net cash	(142.8)	44.6
Net cash at beginning of period	274.5	260.8

Net cash at end of period	$131.7	$305.4

Net cash is defined as:
Cash and short-term investments	$131.7	$305.4

See notes to interim consolidated financial statements.

7

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Operating activities
Net income	$203.9	$107.2
Add (deduct) items not affecting cash:
Depreciation and amortization	220.2	202.3
Future income taxes	108.9	65.6
Foreign exchange losses on long-term debt	20.1	33.3
Amortization of deferred charges	10.0	12.9
Restructuring payments	(26.3)	(38.0)
Other operating activities, net	(21.1)	(23.2)
Change in non-cash working capital balances related to operations	(78.2)	(8.1)

Cash provided by operating activities	437.5	352.0

Investing activities
Additions to properties	(352.7)	(329.0)
Other investments	1.4	(2.4)
Net proceeds from disposal of transportation properties	5.5	8.6

Cash used in investing activities	(345.8)	(322.8)

Financing activities
Dividends paid	(42.0)	(40.5)
Issuance of shares (Note 7)	5.7	0.7
Purchase of shares (Note 7)	(12.6)	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(264.1)	(12.4)

Cash (used in) provided by financing activities	(313.0)	141.5

Cash position
(Decrease) increase in net cash	(221.3)	170.7
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$131.7	$305.4

Net cash is defined as:
Cash and short-term investments	$131.7	$305.4

See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Balance, January 1	$2,484.4	$2,153.9
Net income for the period	203.9	107.2
Dividends	(44.8)	(40.5)

Balance, June 30	$2,643.5	$2,220.6

See notes to interim consolidated financial statements.

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Change in accounting estimate

The Company recorded a $6.8-million adjustment for the quarter and a total adjustment of $23.4 million year to date to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.

3	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Amortization of discount on accruals recorded at present value	$4.2	$4.9	$8.4	$9.7
Other exchange gains	(1.3)	(2.9)	(3.3)	(0.4)
Loss on sale of accounts receivable	0.9	0.8	1.8	1.6
(Gains) losses on non-hedging derivative instruments	(0.4)	5.2	(6.6)	0.8
Other	2.3	2.1	4.4	3.0

Total other charges	$5.7	$10.1	$4.7	$14.7

4	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Interest expense	$55.8	$58.5	$110.4	$113.7
Interest income	(2.6)	(1.4)	(5.6)	(2.6)

Total interest expense	$53.2	$57.1	$104.8	$111.1

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

5	Earnings per share

At June 30, 2005, the number of shares outstanding was 158.6 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Weighted average shares outstanding	158.9	158.7	158.8	158.7
Dilutive effect of stock options	1.7	0.2	1.6	0.3

Weighted average diluted shares outstanding	160.6	158.9	160.4	159.0

(in dollars)

Basic earnings per share	$0.78	$0.53	$1.28	$0.67
Diluted earnings per share	$0.77	$0.53	$1.27	$0.67

For the quarter ended June 30, 2005, no options (quarter ended June 30, 2004 — 5,642,847 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the six months ended June 30, 2005, no options (six months ended June 30, 2004 — 1,305,600 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

6	Restructuring and environmental remediation

At June 30, 2005, the provision for restructuring and environmental remediation was $429.9 million (December 31, 2004 — $448.7 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	April 1			Amortization	Exchange	June 30
	2005	Accrued	Payments	of Discount	Impact	2005
Labour liability for termination plans	$261.2	(1.8)	(11.1)	3.2	0.5	$252.0
Other non-labour liabilities for exit plans	6.0	—	(0.1)	0.1	0.1	6.1

Total restructuring liability	267.2	(1.8)	(11.2)	3.3	0.6	258.1

Environmental remediation program	172.4	—	(2.1)	—	1.5	171.8

Total restructuring and environmental remediation liability	$439.6	(1.8)	(13.3)	3.3	2.1	$429.9

Three months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	April 1			Amortization	Exchange	June 30
	2004	Accrued	Payments	of Discount	Impact	2004
Labour liability for termination plans	$346.8	(1.4)	(14.1)	4.4	1.2	$336.9
Other non-labour liabilities for exit plans	8.9	(0.1)	(0.8)	0.1	0.2	8.3

Total restructuring liability	355.7	(1.5)	(14.9)	4.5	1.4	345.2

Environmental remediation program	93.8	0.1	(4.6)	—	0.5	89.8

Total restructuring and environmental remediation liability	$449.5	(1.4)	(19.5)	4.5	1.9	$435.0

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

6	Restructuring and environmental remediation (continued)

Six months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	June 30
	2005	Accrued	Payments	of Discount	Impact	2005
Labour liability for termination plans	$269.7	(2.0)	(22.9)	6.3	0.9	$252.0
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	0.1	6.1

Total restructuring liability	275.8	(2.1)	(23.0)	6.4	1.0	258.1

Environmental remediation program	172.9	—	(3.3)	—	2.2	171.8

Total restructuring and environmental remediation liability	$448.7	(2.1)	(26.3)	6.4	3.2	$429.9

Six months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	June 30
	2004	Accrued	Payments	of Discount	Impact	2004
Labour liability for termination plans	$358.2	(1.4)	(30.8)	8.8	2.1	$336.9
Other non-labour liabilities for exit plans	9.2	(0.1)	(1.1)	0.1	0.2	8.3

Total restructuring liability	367.4	(1.5)	(31.9)	8.9	2.3	345.2

Environmental remediation program	94.8	0.1	(6.1)	—	1.0	89.8

Total restructuring and environmental remediation liability	$462.2	(1.4)	(38.0)	8.9	3.3	$435.0

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

7	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended June 30
(in millions)	2005		2004
	Number	Amount	Number	Amount
Balance, April 1	158.9	$1,124.7	158.7	$1,118.5
Shares issued under stock option plans	0.1	1.6	—	0.3
Stock compensation expense related to shares issued under stock option plans	—	0.4	—	—
Shares repurchased	(0.4)	(3.1)	—	—

Balance, June 30	158.6	$1,123.6	158.7	$1,118.8

	For the six months ended June 30
(in millions)	2005		2004
	Number	Amount	Number	Amount
Balance, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	0.2	5.7	—	0.7
Stock compensation expense related to shares issued under stock option plans	—	0.4	—	—
Shares repurchased	(0.4)	(3.1)	—	—

Balance, June 30	158.6	$1,123.6	158.7	$1,118.8

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

7	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended June 30
(in millions)	2005	2004
Balance, April 1	$302.7	$296.0
Stock compensation expense	2.4	0.9
Stock compensation expense related to shares issued under stock option plans	(0.4)	—
Shares repurchased	(15.8)	—

Balance, June 30	$288.9	$296.9

	For the six months
	ended June 30
(in millions)	2005	2004
Balance, January 1	$300.4	$294.6
Stock compensation expense	4.7	2.3
Stock compensation expense related to shares issued under stock option plans	(0.4)	—
Shares repurchased	(15.8)	—

Balance, June 30	$288.9	$296.9

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6% of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital, up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the second quarter, 432,000 shares were purchased at an average price of $43.58.

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

8	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,400 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,200 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,400	42.05	1,741,400	32.50
Exercised	(212,943)	26.62	(56,255)	13.40
Forfeited/cancelled	(92,751)	27.74	(55,818)	20.48

Outstanding, June 30	8,994,786	$31.59	7,856,001	$29.32

Options exercisable at June 30	2,126,256	$27.31	1,285,419	$24.14

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2005	2004	2005	2004
Net income (in millions)	As reported	$123.2	$83.7	$203.9	$107.2
	Pro forma	$123.0	$83.4	$203.6	$106.3

(in dollars)
Basic earnings per share	As reported	$0.78	$0.53	$1.28	$0.67
	Pro forma	$0.77	$0.53	$1.28	$0.67

Diluted earnings per share	As reported	$0.77	$0.53	$1.27	$0.67
	Pro forma	$0.77	$0.52	$1.27	$0.67

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

8	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first six months of 2005 (first six months of 2004 — $9.5 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2005	2004
Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

9	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended June 30, 2005, was $21.0 million (quarter ended June 30, 2004 — $19.8 million) and for the six months ended June 30, 2005, was $41.4 million (six months ended June 30, 2004 — $39.1 million).

10	Significant customers

During the first six months of 2005, one customer comprised 14.7% of total revenue (first six months of 2004 — 11.4%). At June 30, 2005, one customer represented 9.2% of total accounts receivable (June 30, 2004 — 5.1%).

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

11	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the fourth quarter of 2004, CPR recorded a charge for environmental remediation for a specific property. The estimated cost of remediation may change as new information becomes available or new developments occur. However, no significant changes to the charge had occurred as of June 30, 2005.

Capital commitments
At June 30, 2005, CPR had multi-year capital commitments of $606.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2005 through 2016.

Operating lease commitments
At June 30, 2005, minimum payments under operating leases were estimated at $599.1 million in aggregate, with annual payments in each of the next five years of: remainder of 2005 — $76.6 million; 2006 — $132.0 million; 2007 — $92.8 million; 2008 — $65.8 million; 2009 — $41.6 million.

Guarantees
The Company had residual value guarantees on operating lease commitments of $235.3 million at June 30, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $7.5 million.

18

Summary of Rail Data

Second Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%
				Financial (millions, except per share data)
				Revenues
$1,056.5	$959.0	$97.5	10.2	Freight revenue	$2,036.4	$1,812.7	$223.7	12.3
				Other revenue
13.7	14.5	(0.8)	(5.5)	Other intermodal revenues	26.4	26.2	0.2	0.8
35.7	31.2	4.5	14.4	Non-freight and switching revenues	57.2	52.4	4.8	9.2

49.4	45.7	3.7	8.1	Total other revenue	83.6	78.6	5.0	6.4

1,105.9	1,004.7	101.2	10.1		2,120.0	1,891.3	228.7	12.1

				Expenses
322.2	318.1	4.1	1.3	Compensation and benefits	653.3	627.1	26.2	4.2
145.2	107.9	37.3	34.6	Fuel	279.7	207.6	72.1	34.7
46.0	45.5	0.5	1.1	Materials	104.8	99.3	5.5	5.5
54.7	60.9	(6.2)	(10.2)	Equipment rents	103.2	119.5	(16.3)	(13.6)
110.7	102.7	8.0	7.8	Depreciation and amortization	220.2	202.3	17.9	8.8
156.0	149.0	7.0	4.7	Purchased services and other	309.0	298.9	10.1	3.4

834.8	784.1	50.7	6.5		1,670.2	1,554.7	115.5	7.4

271.1	220.6	50.5	22.9	Operating income (1)	449.8	336.6	113.2	33.6
5.7	10.1	(4.4)	(43.6)	Other charges	4.7	14.7	(10.0)	(68.0)
53.2	57.1	(3.9)	(6.8)	Interest expense	104.8	111.1	(6.3)	(5.7)
72.2	49.9	22.3	44.7	Income tax expense before foreign exchange losses on long-tem debt (1)	115.7	69.5	46.2	66.5

140.0	103.5	36.5	35.3	Income before foreign exchange losses on long-term debt (1)	224.6	141.3	83.3	59.0

				Foreign exchange losses on long-term debt (FX on LTD)
(17.0)	(20.0)	3.0	—	FX on LTD	(20.1)	(33.3)	13.2	—
0.2	0.2	—	—	Income tax on FX on LTD	(0.6)	(0.8)	0.2	—

(16.8)	(19.8)	3.0	—	FX on LTD (net of tax)	(20.7)	(34.1)	13.4	—

$123.2	$83.7	$39.5	47.2	Net income	$203.9	$107.2	$96.7	90.2

				Earnings per share (EPS)
$0.78	$0.53	$0.25	47.2	Basic earnings per share	$1.28	$0.67	$0.61	91.0
$0.77	$0.53	$0.24	45.3	Diluted earnings per share	$1.27	$0.67	$0.60	89.6

				EPS before FX on LTD (1)
$0.88	$0.65	$0.23	35.4	Basic earnings per share	$1.41	$0.89	$0.52	58.4
$0.87	$0.65	$0.22	33.8	Diluted earnings per share	$1.40	$0.89	$0.51	57.3

158.9	158.7	0.2	0.1	Weighted average number of shares outstanding (millions)	158.8	158.7	0.1	0.1

75.5	78.0	(2.5)	—	Operating ratio (1) (2) (%)	78.8	82.2	(3.4)	—

8.3	7.4	0.9	—	ROCE before FX on LTD (after tax) (1) (2) (%)	8.3	7.4	0.9	—

42.1	47.0	(4.9)	—	Net debt to net debt plus equity (%)	42.1	47.0	(4.9)	—

$265.4	$210.5	$54.9	26.1	EBIT before FX on LTD (1) (2) (millions)	$445.1	$321.9	$123.2	38.3
$376.1	$313.2	$62.9	20.1	EBITDA before FX on LTD (1) (2) (millions)	$665.3	$524.2	$141.1	26.9

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(2)	EBIT:	Earnings before interest and taxes.

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

19

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%
				Commodity Data

				Freight Revenues (millions)
$173.5	$162.1	$11.4	7.0	— Grain	$339.1	$297.1	$42.0	14.1
198.7	134.2	64.5	48.1	— Coal	364.3	249.5	114.8	46.0
116.9	130.6	(13.7)	(10.5)	— Sulphur and fertilizers	236.2	241.8	(5.6)	(2.3)
86.1	83.0	3.1	3.7	— Forest products	167.2	156.4	10.8	6.9
114.3	107.3	7.0	6.5	— Industrial products	232.9	208.9	24.0	11.5
81.7	82.8	(1.1)	(1.3)	— Automotive	151.6	154.1	(2.5)	(1.6)
285.3	259.0	26.3	10.2	— Intermodal (including food and consumer)	545.1	504.9	40.2	8.0

$1,056.5	$959.0	$97.5	10.2	Total Freight Revenues	$2,036.4	$1,812.7	$223.7	12.3

				Intermodal (including food and consumer)
272.4	246.6	25.8	10.5	— Intermodal	519.9	479.5	40.4	8.4
12.9	12.4	0.5	4.0	— Food and consumer	25.2	25.4	(0.2)	(0.8)

				Millions of Revenue Ton-Miles (RTM)
6,160	5,702	458	8.0	— Grain	12,297	11,264	1,033	9.2
6,210	6,613	(403)	(6.1)	— Coal	11,938	12,345	(407)	(3.3)
5,382	5,854	(472)	(8.1)	— Sulphur and fertilizers	10,879	10,805	74	0.7
2,665	2,723	(58)	(2.1)	— Forest products	5,186	5,218	(32)	(0.6)
3,436	3,590	(154)	(4.3)	— Industrial products	7,016	7,057	(41)	(0.6)
658	665	(7)	(1.1)	— Automotive	1,228	1,217	11	0.9
7,271	6,826	445	6.5	— Intermodal (including food and consumer)	13,958	13,539	419	3.1

31,782	31,973	(191)	(0.6)	Total RTMs	62,502	61,445	1,057	1.7

				Intermodal (including food and consumer)
6,888	6,530	358	5.5	— Intermodal	13,227	12,857	370	2.9
383	296	87	29.4	— Food and consumer	731	682	49	7.2

				Freight Revenue per RTM (cents)
2.82	2.84	(0.02)	(0.7)	— Grain	2.76	2.64	0.12	4.5
3.20	2.03	1.17	57.6	— Coal	3.05	2.02	1.03	51.0
2.17	2.23	(0.06)	(2.7)	— Sulphur and fertilizers	2.17	2.24	(0.07)	(3.1)
3.23	3.05	0.18	5.9	— Forest products	3.22	3.00	0.22	7.3
3.33	2.99	0.34	11.4	— Industrial products	3.32	2.96	0.36	12.2
12.42	12.45	(0.03)	(0.2)	— Automotive	12.35	12.66	(0.31)	(2.4)
3.92	3.79	0.13	3.4	— Intermodal	3.91	3.73	0.18	4.8
3.32	3.00	0.32	10.7	Freight Revenue per RTM	3.26	2.95	0.31	10.5

				Carloads (thousands)
79.6	78.4	1.2	1.5	— Grain	155.5	150.2	5.3	3.5
91.0	101.7	(10.7)	(10.5)	— Coal	176.9	197.4	(20.5)	(10.4)
54.0	60.1	(6.1)	(10.1)	— Sulphur and fertilizers	109.5	110.7	(1.2)	(1.1)
40.4	41.0	(0.6)	(1.5)	— Forest products	79.7	80.5	(0.8)	(1.0)
71.8	71.3	0.5	0.7	— Industrial products	145.0	141.8	3.2	2.3
44.6	47.0	(2.4)	(5.1)	— Automotive	86.6	90.3	(3.7)	(4.1)
293.1	295.4	(2.3)	(0.8)	— Intermodal (including food and consumer)	568.8	580.7	(11.9)	(2.0)

674.5	694.9	(20.4)	(2.9)	Total Carloads	1,322.0	1,351.6	(29.6)	(2.2)

				Intermodal (including food and consumer)
285.0	286.9	(1.9)	(0.7)	— Intermodal	552.3	564.1	(11.8)	(2.1)
8.1	8.5	(0.4)	(4.7)	— Food and consumer	16.5	16.6	(0.1)	(0.6)

				Freight Revenue per Carload
$2,180	$2,068	$112	5.4	— Grain	$2,181	$1,978	$203	10.3
2,184	1,320	864	65.5	— Coal	2,059	1,264	795	62.9
2,165	2,173	(8)	(0.4)	— Sulphur and fertilizers	2,157	2,184	(27)	(1.2)
2,131	2,024	107	5.3	— Forest products	2,098	1,943	155	8.0
1,592	1,505	87	5.8	— Industrial products	1,606	1,473	133	9.0
1,832	1,762	70	4.0	— Automotive	1,751	1,707	44	2.6
973	877	96	10.9	— Intermodal	958	869	89	10.2
$1,566	$1,380	$186	13.5	Freight Revenue per Carload	$1,540	$1,341	$199	14.8

20

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2005	2004 (1)	Variance	%		2005	2004 (1)	Variance	%
				Operations and Productivity

62,284	60,813	1,471	2.4	Freight gross ton-miles (GTM) (millions)	120,700	116,764	3,936	3.4
31,782	31,973	(191)	(0.6)	Revenue ton-miles (RTM) (millions)	62,502	61,445	1,057	1.7
10,963	10,418	545	5.2	Train-miles (thousands)	21,628	20,362	1,266	6.2

1.8	2.6	(0.8)	(30.8)	FRA personal injuries per 200,000 employee-hours	2.2	2.9	(0.7)	(24.1)
1.3	2.1	(0.8)	(38.1)	FRA train accidents per million train-miles	2.1	2.2	(0.1)	(4.5)

3.32	3.00	0.32	10.7	Freight revenue per RTM (cents)	3.26	2.95	0.31	10.5
2.63	2.45	0.18	7.3	Total operating expenses per RTM (cents)	2.67	2.53	0.14	5.5
1.34	1.29	0.05	3.9	Total operating expenses per GTM (cents)	1.38	1.33	0.05	3.8
76.15	75.26	0.89	1.2	Total operating expenses per train-mile (dollars)	77.22	76.35	0.87	1.1

5,681	5,837	(156)	(2.7)	Average train weights (tons)	5,581	5,734	(153)	(2.7)
4,091	4,114	(23)	(0.6)	Average train length (feet)	3,954	4,085	(131)	(3.2)
24.1	24.3	(0.2)	(0.8)	Average train speed (mph)	24.0	23.8	0.2	0.8

16,973	16,535	438	2.6	Number of active employees at end of period	16,973	16,535	438	2.6
16,680	16,393	287	1.8	Average number of active employees	16,074	15,830	244	1.5
13,848	13,848	—	—	Miles of road operated at end of period (2)	13,848	13,848	—	—

3,734	3,710	24	0.6	GTMs per average active employee (000)	7,509	7,376	133	1.8
4,498	4,391	107	2.4	GTMs per mile of road operated (2) (000)	8,716	8,432	284	3.4
666	681	(15)	(2.2)	GTMs per active locomotive per day (000)	655	666	(11)	(1.7)

1.16	1.18	(0.02)	(1.7)	U.S. gallons of fuel per 1,000 GTMs	1.21	1.23	(0.02)	(1.6)
1.49	1.01	0.48	47.5	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.43	1.00	0.43	43.0

72.2	71.8	0.4	0.6	Diesel fuel consumed — freight & yard (million U.S. gallons)	145.6	143.8	1.8	1.3
52.57	37.87	14.70	38.8	WTI (US$/bbl — average lagged 1 month, unhedged)	49.31	35.75	13.56	37.9

1.241	1.349	(0.108)	—	Average foreign exchange rate (Canadian$/US$)	1.234	1.334	(0.100)	—
0.806	0.741	0.065	—	Average foreign exchange rate (US$/Canadian$)	0.810	0.750	0.060	—

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Excludes track on which CPR has haulage rights.

21

Canadian Pacific Railway
Management’s Discussion and Analysis
for the three and six months ended June 30, 2005
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2005. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
..
July 25, 2005

In this MD&A, references to “our”, “us”, “we” and other similar expressions refer to Canadian Pacific Railway Limited and its subsidiaries. Terms not otherwise defined have the meanings set forth in the Glossary of Terms included at the end of this MD&A.
Strategy and Additional Information
➢	Strategy
Our strategy is to create long-term value for customers, shareholders, communities and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish our strategy by:
i).	Generating quality revenue growth — realizing the benefits of demand growth in bulk, intermodal and merchandise business with targeted infrastructure capacity investments linked to global trade opportunities;

ii).	Improving productivity — by leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan), and improving fluidity to drive more value from existing assets; and

iii).	Continuing to develop a professional and engaged workforce — committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and an adequate return on investment.
➢	Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our Website at www.cpr.ca.
Operating Results
Net income for the three months ended June 30, 2005, was $123.2 million, up $39.5 million from $83.7 million for the same period in 2004. Net income for the six months ended June 30, 2005, was $203.9 million, up $96.7 million from $107.2 million for the same six months in 2004. The increase in net income for the second quarter and first half of 2005, compared with the same periods in 2004, was largely due to higher revenues resulting from increased freight rates, including revenue recorded from an agreement reached with Elk Valley Coal Partnership (“EVC”) in the second quarter and first half of 2005 (discussed further in this MD&A under the heading “Revenues”). The increase was partially offset by increased costs for fuel, compensation and benefits, depreciation and amortization, and income tax expenses (discussed further in this MD&A under the heading “Operating Expenses” and “Other Income Statement Items”), as well as by inflation.
Operating income in the second quarter of 2005 was $271.1 million, an increase of $50.5 million from $220.6 million for the same period in 2004. Operating income for the six months ended June 30, 2005, was $449.8 million, up $113.2 million from $336.6 million for the same six months in 2004. The increase was mainly due to higher revenues resulting from increased freight rates, including revenue recorded from the agreement reached with EVC, in the second quarter and first half of 2005. The increase was partially offset by:
➢	higher costs in the same periods of 2005 for fuel, compensation and benefits, and depreciation and amortization; and

➢	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.
Diluted earnings per share (“EPS”) in the second quarter of 2005 was $0.77, an increase of $0.24 from $0.53 in second-quarter 2004. Diluted EPS in the first half of 2005 was $1.27, an increase of $0.60 from $0.67 in the same six months of 2004. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below their market price are exercised and the proceeds are used to purchase common shares at the average market price during the period.
Our operating ratio improved to 75.5% in the second quarter of 2005, compared with 78.0% in the same period of 2004. The operating ratio for the first six months of 2005 was 78.8%, compared with 82.2% for the same period in 2004. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.

➢	Effect of Foreign Exchange on Our Earnings
Fluctuations in Foreign Exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. The Canadian dollar strengthened against the U.S. dollar by approximately 8% year-over-year for the second quarter and first half of 2005, compared with the same periods in 2004. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.24 from $1.35 in the second quarter of 2005 and decreased to $1.23 from $1.33 in the first half of 2005, compared with the same periods of 2004. The adjoining table shows the approximate effect of Foreign Exchange on our revenues and expenses in the second quarter and first half of 2005 and 2004. This analysis does not include the effect of Foreign Exchange on balance sheet accounts.
On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had an impact on our operating income in the second quarter and first half of 2005 as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to hedge the effects of Foreign Exchange transaction gains and losses and other economic effects on our business. In addition, a portion of our U.S. dollar-denominated long-term debt has been designated as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further under the heading “Financial Instruments” in this MD&A.
We have assumed that the average foreign exchange rate for converting U.S. dollars to Canadian dollars will be $1.23 in 2005. This assumption has been built into our expectations for 2005, discussed in this MD&A.

	For the	For the
Decrease in revenues and expenses due to the impact of Foreign Exchange rates(1)	three months	six months
(in $ millions, except foreign exchange rate)	ended	ended
(unaudited)	June 30, 2005	June 30, 2005
Average foreign exchange rate	$1.24	$1.23

Freight revenues
Grain	6	12
Coal	2	4
Sulphur and fertilizers	4	7
Forest products	5	8
Industrial products	6	11
Automotive	4	8
Intermodal	7	13
Other revenues	1	1

Total revenues	35	64

Operating expenses
Compensation and benefits	7	13
Fuel	7	12
Materials	1	2
Equipment rents	4	8
Depreciation and amortization	1	2
Purchased services and other	5	9

Total operating expenses	25	46

Operating income	10	18

Other expenses
Other charges	0	0
Interest expense	3	7
Income tax expense, before FX on LTD	2	3

Income, before FX on LTD	5	8

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
Non-GAAP Earnings
We present non-GAAP earnings in this MD&A to provide a basis for evaluating underlying earnings trends that can be compared with prior period results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items that are not among our normal ongoing revenues and operating expenses. A reconciliation of income, excluding FX on LTD and/or other specified items, to net income as presented in the financial statements, is detailed in the table below. In the second quarter and first half of 2004 and 2005, there were foreign exchange losses on long-term debt but there were no other specified items.
It should be noted that earnings that exclude FX on LTD and/or other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

➢	Non-GAAP Results
Income, before FX on LTD, increased for the second quarter and first six months in 2005, compared with the same periods in 2004, due to an increase in revenue associated with freight rates and revenue recorded as a result of the EVC agreement (discussed further in this MD&A under the heading “Revenues”). The increase was partially offset by higher volume-related expenses, fuel costs, depreciation and amortization expense, labour costs due to inflation and incentive compensation, as well as higher income tax expense.

Summarized statement of consolidated income
(reconciliation of non-GAAP earnings to GAAP earnings)	For the three months		For the six months
(in millions) (unaudited)	ended June 30		ended June 30
	2005	2004	2005	2004
Revenues	$1,105.9	$1,004.7	$2,120.0	$1,891.3
Operating expenses	834.8	784.1	1,670.2	1,554.7

Operating income	271.1	220.6	449.8	336.6

Other charges	5.7	10.1	4.7	14.7
Interest expense	53.2	57.1	104.8	111.1
Income tax expense, before income tax on FX on LTD(1)	72.2	49.9	115.7	69.5

Income, before FX on LTD(1)	140.0	103.5	224.6	141.3

Foreign exchange (losses) gains on long-term debt
FX on LTD — loss	(17.0)	(20.0)	(20.1)	(33.3)
Income tax on FX on LTD	0.2	0.2	(0.6)	(0.8)

FX on LTD (net of tax)	(16.8)	(19.8)	(20.7)	(34.1)

Net income	$123.2	$83.7	$203.9	$107.2

(reconciliation of non-GAAP Diluted EPS to GAAP Diluted EPS)
(unaudited)
Diluted EPS, before FX on LTD and other specified items(1)	$0.87	$0.65	$1.40	$0.89
Diluted EPS, related to FX on LTD — net of tax	(0.10)	(0.12)	(0.13)	(0.22)
Diluted EPS, related to other specified items — net of tax	—	—	—	—

Diluted EPS, as determined by GAAP	$0.77	$0.53	$1.27	$0.67

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
➢	Foreign Exchange Gains (Losses) on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses, which are calculated as the Canadian dollar strengthens or weakens relative to the U.S. dollar, are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD, disclosed above, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.
Foreign exchange gains and losses on long-term debt are calculated using the difference in foreign exchange rates at the beginning and at the end of each period. Foreign exchange losses on LTD arose in the second quarter of 2005 and 2004 as the Canadian dollar exchange rate weakened relative to the U.S. dollar on June 30 compared with the rate on March 31 of each year. Foreign exchange losses on LTD arose in the first half of 2005 and 2004 as the Canadian dollar exchange rate weakened relative to the U.S. dollar on June 30 of each year compared with the rate on December 31 of the prior year.
Foreign exchange loss on LTD (before tax) was $17.0 million in the second quarter in 2005 and $20.1 million in the first half of 2005, compared with a foreign exchange loss on LTD (before tax) of $20.0 million in the second quarter of 2004 and $33.3 million in the first half of 2004. The changes were due to the effect of Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $10 million.
➢	Other Specified Items
Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify our normal business activities. There were no other specified items in the second quarter and first half of 2005 and 2004.

Lines of Business
Volumes
In the second quarter of 2005, compared with the same period in 2004, total carloads decreased by 20 thousand, or 3%. In the first six months of 2005, compared with the first six months in 2004, total carloads decreased by 30 thousand, or 2%. The decreases in each period were largely due to the strategic reduction of certain low-margin, short-haul traffic (our “quality revenue growth strategy”).
Our quality revenue growth strategy in our carload business also caused a decline in Revenue Ton-Miles (RTM). However, this decline was backfilled with targeted growth in longer-haul business. As a result of this offset, RTMs were virtually unchanged in the second quarter of 2005, compared with second-quarter 2004. For the first six months of 2005, compared with the same period in 2004, RTMs increased by 2% as the impact of this targeted growth more than offset the decreases due to our quality revenue growth strategy.

Volumes	For the three months		For the six months ended
	ended June 30		June 30
	2005	2004	2005	2004
Carloads (in thousands)
Grain	79.6	78.4	155.5	150.2
Coal	91.0	101.7	176.9	197.4
Sulphur and fertilizers	54.0	60.1	109.5	110.7
Forest products	40.4	41.0	79.7	80.5
Industrial products	71.8	71.3	145.0	141.8
Automotive	44.6	47.0	86.6	90.3
Intermodal
- Intermodal	285.0	286.9	552.3	564.1
- Food and consumer	8.1	8.5	16.5	16.6

Total Intermodal	293.1	295.4	568.8	580.7

Total Carloads	674.5	694.9	1,322.0	1,351.6

Revenue ton-miles (in millions)
Grain	6,160	5,702	12,297	11,264
Coal	6,210	6,613	11,938	12,345
Sulphur and fertilizers	5,382	5,854	10,879	10,805
Forest products	2,665	2,723	5,186	5,218
Industrial products	3,436	3,590	7,016	7,057
Automotive	658	665	1,228	1,217
Intermodal
- Intermodal	6,888	6,530	13,227	12,857
- Food and consumer	383	296	731	682

Total Intermodal	7,271	6,826	13,958	13,539

Total Revenue ton-miles	31,782	31,973	62,502	61,445

Revenues
Total revenue increases in the second quarter of 2005 and the first half of 2005, as compared with the same periods in 2004, were achieved through:
➢	improved freight rates and fuel surcharge revenues;

➢	pursuit of our quality revenue growth strategy; and

➢	revenue recorded for an agreement reached with EVC in the first quarter of 2005.
These factors more than offset the negative impact of Foreign Exchange on revenues, which amounted to approximately $35 million in second-quarter 2005 and approximately $64 million in the first six months of 2005. Revenues increased despite a reduction in volumes as a result of our quality revenue growth strategy. Revenues for the first six months in 2005 also benefited from increased RTMs.

Revenues
(in millions)	For the three months		For the six months
(unaudited)	ended June 30		ended June 30
	2005	2004	2005	2004
Grain	$173.5	$162.1	$339.1	$297.1
Coal	198.7	134.2	364.3	249.5
Sulphur and fertilizers	116.9	130.6	236.2	241.8
Forest products	86.1	83.0	167.2	156.4
Industrial products	114.3	107.3	232.9	208.9
Automotive	81.7	82.8	151.6	154.1
Intermodal
- Intermodal	272.4	246.6	519.9	479.5
- Food and consumer	12.9	12.4	25.2	25.4

Total Intermodal	285.3	259.0	545.1	504.9

Total Freight Revenues	$1,056.5	$959.0	$2,036.4	$1,812.7

Other Revenues
- Other intermodal	13.7	14.5	26.4	26.2
- Non-freight and switching	35.7	31.2	57.2	52.4

Total Other Revenues	49.4	45.7	83.6	78.6

Total Revenues	$1,105.9	$1,004.7	$2,120.0	$1,891.3

Freight Revenues
Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to our customers. Our freight revenues were $1,056.5 million for the second quarter of 2005, an increase of $97.5 million, or 10%, from $959.0 million for the same period in 2004. For the first six months of 2005, our freight revenues were $2,036.4 million, an increase of $223.7 million, or 12%, from $1,812.7 million for the same period in 2004. Freight revenues increased mainly as a result of improved freight rates and fuel surcharge revenues, pursuit of our quality revenue growth strategy and revenue recorded for the EVC agreement. This increase was partially offset by the negative effect on freight revenues of Foreign Exchange of $34 million for the second quarter of 2005 and $63 million for the first half of 2005. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of more than three-quarters of our fuel cost increase in the second quarter and first half of 2005.
At June 30, 2005, one customer comprised 14.7% of total revenues and 9.2% of our total accounts receivable. At June 30, 2004, one customer comprised 11.4% of total freight revenues and 5.1% of our total accounts receivable.
➢	Grain
Grain revenues for the second quarter in 2005 were $173.5 million, an increase of $11.4 million from $162.1 million for the same period in 2004. For the year to date, grain revenues were $339.1 million, an increase of $42.0 million from $297.1 million for the same period in 2004. Canadian Wheat Board grain transportation activities, driven by regional grain quality disparities, resulted in longer hauls and, consequently, increased revenues. Increased 2005 year-to-date revenues reflect operational improvements and enhanced preparedness to deal with tough winter weather conditions, which enabled us to transport more grain.
U.S. grain revenues also increased as a result of higher freight rates and fuel surcharges. Volumes also increased due to wheat being hauled a greater distance to northeastern U.S. ports as a result of overseas demand for high-quality grain. Revenues for the first six months in 2005 also increased as a result of the growth in shipments destined for the U.S. Gulf of Mexico.
Increases in grain revenues were partially offset by the effect of Foreign Exchange.
➢	Coal
In second-quarter 2005, coal revenues were $198.7 million, an increase of $64.5 million from $134.2 million for the same period in 2004. Coal revenues were $364.3 million for the first six months of 2005, an increase of $114.8 million from $249.5 million for the first half of 2004. For the second quarter and first half of 2005, revenues increased largely due to higher freight rates, revenues recorded as a result of the agreement reached with EVC, and a strong steel market which created higher world demand for metallurgical coal. Decisions made through our quality revenue growth strategy resulted in decreased U.S. volumes and a minor decrease in revenues. Revenues for the first six months in 2005 also benefited from operational improvements and enhanced preparedness to deal with tough winter weather conditions, which improved our ability to transport coal.
In the first quarter of 2005, we reached a new agreement with our main coal customer, EVC. Coal revenues reported in this MD&A included retroactive amounts owed to us under the agreement as a result of increased rates and minimum weights transported. Revenues of approximately $6 million in the second quarter of 2005 and approximately $23 million in the first half of 2005 are attributable to services we provided to EVC in 2004.
➢	Sulphur and Fertilizers
Sulphur and fertilizer revenues were $116.9 million for the second quarter of 2005, a decrease of $13.7 million from $130.6 million for the same period in 2004. For the first half of 2005, these revenues were $236.2 million, a decrease of $5.6 million from $241.8 million for the same six months in 2004. Our revenues for the second quarter of 2005 decreased mainly due to reduced domestic shipments of potash as a result of steadily declining producer inventories, despite increasing production levels, due to strong worldwide demand. Revenues also decreased due to the effect of Foreign Exchange. These decreases were partially offset by increased export potash shipments driven by greater demand in Brazil and East Asia and the transportation of sulphur over longer distances to satisfy U.S. market demand. Revenues for the year to date in 2005 increased due to increased export potash shipments to Brazil and East Asia, but were more than offset by reduced domestic shipments and the effect of Foreign Exchange.

➢	Forest Products
Forest products revenues were $86.1 million for second-quarter 2005, an increase of $3.1 million from $83.0 million in second-quarter 2004. Revenues were $167.2 million for the first six months of 2005, an increase of $10.8 million from $156.4 million for the same period in 2004. Revenues for second quarter and year to date 2005 were higher due mainly to increased freight rates, including fuel surcharges, and increased volumes due to improved car availability for lumber customers. These increases were partially offset by reduced volumes and revenues as a result of our quality revenue growth strategy. Revenues also decreased due to the effect of Foreign Exchange.
➢	Industrial Products
For the second quarter of 2005, industrial products revenues were $114.3 million, an increase of $7.0 million from $107.3 million in second-quarter 2004. Our industrial products revenues were $232.9 million for the first six months of 2005, an increase of $24.0 million from $208.9 million for the same period in 2004. Revenues for the second quarter and first half of 2005 increased as a result of higher freight rates, including increased fuel surcharges, and slightly higher revenues as a result of greater steel and cement demand driven by economic expansion. The higher revenues were partially offset by the effect of Foreign Exchange and lower volumes as a result of reduced demand for plastics.
➢	Automotive
In second-quarter 2005, automotive revenues were $81.7 million, a decrease of $1.1 million from $82.8 million for the second quarter in 2004. Revenues were $151.6 million for the first half of 2005, a decrease of $2.5 million from $154.1 million for the same period in 2004. Increases in automotive revenues for the second quarter and first half of 2005, primarily due to higher freight rates, including fuel surcharges, and increased long-haul traffic for imported vehicle models, were more than offset by the effect of Foreign Exchange. The decrease in automotive revenues during these periods was also partially due to a reduction in volumes for domestic producers because of plant downtime and high producer inventories.
➢	Intermodal
Intermodal revenues were $285.3 million for the second quarter of 2005, an increase of $26.3 million from $259.0 million in second-quarter 2004. For the first six months of 2005, revenues were $545.1 million, an increase of $40.2 million from $504.9 million for the first half of 2004. The growth in our international intermodal revenues for second-quarter and year-to-date 2005 was mainly due to higher volumes at the Port of Vancouver as a result of increasing global trade, a general trend toward containerized traffic and increased compensation for the return of empty containers to port. In domestic intermodal, revenue growth for the second quarter and year-to-date in 2005 was due to increased freight rates and fuel surcharges, partially offset by lower volumes compared to the same periods in 2004 when a strike at a competing railway caused an increase in volumes to CPR. All increases in intermodal revenues were partially offset by the effect of Foreign Exchange.
Our food and consumer group historically has been reported as part of the intermodal business line. However, as a result of changes in our market, management believes it would be more appropriate to include this group with the industrial products business line. The change will occur in the fourth quarter of 2005. Food and consumer revenues remained relatively unchanged at $12.9 million for the second quarter of 2005, compared with $12.4 million in second-quarter 2004. Revenues also remained relatively unchanged at $25.2 million for the first half of 2005, compared with $25.4 million for the year to date in 2004.
➢	Expectations for 2005
We anticipate revenue increases in the range of 12% to 14% in 2005 compared with 2004. Our 2005 revenue outlook assumes that (i) freight volume growth will be strong in the grain, international container and coal businesses, (ii) current positive economic trends in North America and Asia will continue, and (iii) freight transportation rates will increase. We also anticipate increased revenues due to higher coal freight rates as a result of the new agreement with EVC and increased fuel surcharges due to anticipated higher fuel costs.
Our revenue outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. More information on these assumptions and other factors affecting our expectations for 2005 is discussed further under the heading “Forward-Looking Information” in this MD&A.

Other Revenues
Other revenues consist of other intermodal revenues and non-freight and switching revenues. Other revenues for the second quarter of 2005 were $49.4 million, an increase of $3.7 million from $45.7 million for the second quarter in 2004. Other revenues for year-to-date 2005 were $83.6 million, an increase of $5.0 million from $78.6 million for the same period in 2004.
Other intermodal revenues are derived mainly from container storage and terminal service fees. Other intermodal revenues for the second quarter in 2005 were $13.7 million, relatively unchanged from $14.5 million for the same quarter in 2004. Revenues for the first half of 2005 were $26.4 million, relatively unchanged from $26.2 million for the same period in 2004. Revenues for the second quarter and first six months in 2005 remained relatively unchanged as higher rates for container storage and terminal service fees were offset by a decrease in container storage revenues due to combined efforts with our customers to reduce storage times.
Non-freight and switching revenues are comprised of leasing of certain assets, switching fees, land sales and income from business partnerships. These revenues were $35.7 million in second-quarter 2005, compared with $31.2 million in second-quarter 2004, and were $57.2 million for the first six months in 2005, compared with $52.4 million for the same period in 2004. For the second quarter and year-to-date 2005, revenues increased due to increased land sale revenues in the second quarter of 2005. Effective the first quarter of 2005, certain revenues from passenger transportation were moved to “Other Revenues” from “Operating Expenses”, partially offset by a portion of “Other Revenues” moved to “Freight Revenue” as a result of the proportionate consolidation of a business partnership. This business partnership was proportionately consolidated because its significance to CPRL has increased.
Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. The second-quarter and year-to-date 2005 increases, as shown in the adjoining table, were due to higher freight rates and fuel surcharges, and the adjustment for the EVC agreement. These factors more than offset the effect of Foreign Exchange as well as reduced carloads and revenues associated with our quality revenue growth strategy, except in respect of sulphur and fertilizer freight revenue per carload.

Freight revenue per carload	For the three		For the six
($) (unaudited)	months ended		months ended
	June 30		June 30
	2005	2004	2005	2004
Total freight revenue per carload	1,566	1,380	1,540	1,341

Grain	2,180	2,068	2,181	1,978
Coal	2,184	1,320	2,059	1,264
Sulphur and fertilizers	2,165	2,173	2,157	2,184
Forest products	2,131	2,024	2,098	1,943
Industrial products	1,592	1,505	1,606	1,473
Automotive	1,832	1,762	1,751	1,707
Intermodal (including Food and consumer)	973	877	958	869

Performance indicators	For the three months		For the six months
(unaudited)	ended June 30		ended June 30
	2005	2004	2005	2004
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.8	2.6	2.2	2.9
FRA train accidents per million train-miles	1.3	2.1	2.1	2.2	(1)
Volume and productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	62,284	60,813	120,700	116,764
Train-miles (thousands)	10,963	10,418	21,628	20,362
Average train weights (tons)	5,681	5,837	5,581	5,734
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.16	1.18	1.21	1.23
Average number of active employees	16,680	16,393	16,074	15,830
Miles of road operated at end of period	13,848	13,848	13,848	13,848
Freight revenue per RTM (cents)	3.32	3.00	3.26	2.95

(1)	Restated to reflect current information.
Performance Indicators
Safety Indicators
Safety is a key priority for our management and Board of Directors. We use two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:
➢	FRA personal injuries per 200,000 employee-hours in the second quarter of 2005 was 1.8, a 31% improvement compared with the same period of 2004. This indicator was 2.2 for the first six months in 2005, a 24% improvement compared with the same period of 2004. New safety rules we introduced in 2005, including changes in procedures used by train crew personnel to get on and off trains, contributed to the improved safety result.

➢	FRA train accidents per million train-miles was 1.3 in the second quarter and 2.1 year-to-date 2005, compared with 2.1 and 2.2 in the second quarter and first half of 2004, respectively. The improvements were due to a decrease in track-related accidents.
Volume and Productivity Indicators
An increase in these measures indicates additional productivity during the period. Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.
Efficiency and Other Indicators
➢	U.S. gallons of fuel per 1,000 GTMs improved 2% in both the second quarter and first half of 2005 from the same periods in 2004, as a result of utilizing additional fuel-efficient locomotives and fuel conservation efforts.

➢	Our average number of active employees increased 1.8% for the second quarter of 2005, compared with the same period in 2004. Hiring of operating personnel to handle business growth and crews for increased capital program construction (including expansion in our Western corridor) more than offset reductions made under restructuring initiatives.

➢	Freight revenue per RTM increased in the second quarter and first half of 2005 primarily due to increases in freight rates and fuel surcharge revenues, reflecting our quality revenue growth strategy. These increases were partially offset by the effect of Foreign Exchange.
Operating Expenses
Operating expenses were $834.8 million for the second quarter in 2005, an increase of $50.7 million from $784.1 million for the same period in 2004. Operating expenses were $1,670.2 million for the first six months in 2005, an increase of $115.5 million from $1,554.7 million for the same period in 2004. Operating expenses increased due largely to higher GTMs, increased costs for fuel, depreciation and amortization, and compensation and benefits, as well as inflation. These factors were partially offset by a favourable Foreign Exchange impact of approximately $25 million for the second quarter of 2005 and $46 million for the first half in 2005.

Operating expenses	For the three months ended June 30				For the six months ended June 30
(in millions)	2005		2004		2005		2004
(unaudited)
	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue
Compensation and benefits	$322.2	29.1	$318.1	31.7	$653.3	30.8	$627.1	33.2
Fuel	145.2	13.1	107.9	10.7	279.7	13.2	207.6	11.0
Materials	46.0	4.2	45.5	4.5	104.8	4.9	99.3	5.2
Equipment rents	54.7	5.0	60.9	6.1	103.2	4.9	119.5	6.3
Depreciation and amortization	110.7	10.0	102.7	10.2	220.2	10.4	202.3	10.7
Purchased services and other	156.0	14.1	149.0	14.8	309.0	14.6	298.9	15.8

Total	$834.8	75.5	$784.1	78.0	$1,670.2	78.8	$1,554.7	82.2

➢	Compensation and Benefits
Our compensation and benefits expense for the second quarter of 2005 was $322.2 million, an increase of $4.1 million from $318.1 million for the same period in 2004. For the first half of 2005, this expense was $653.3 million, an increase of $26.2 million from $627.1 million for the same period in 2004. For the second quarter and first six months in 2005, expenses increased as a result of higher costs associated with employee incentive compensation (partly due to increased share prices affecting stock-based compensation), inflation and selective hiring to handle increased freight volumes, partially offset by lower expenses resulting from restructuring initiatives and the positive impact of Foreign Exchange.
➢	Fuel
Our fuel expense for the second quarter of 2005 was $145.2 million, an increase of $37.3 million from $107.9 million in second-quarter 2004. For the year to date in 2005, fuel expense was $279.7 million, an increase of $72.1 million from $207.6 million for the same period in 2004. For the second quarter and first six months of 2005, fuel expense increased due to higher crude oil prices, refining charges and volumes, partially offset by the positive effects of Foreign Exchange, our fuel hedging program and fuel conservation measures. We also have a revenue fuel surcharge program (as discussed in this MD&A under the heading “Revenues”) to help mitigate increases in fuel costs.
➢	Materials
Our materials expense was $46.0 million for the second quarter in 2005, relatively unchanged from $45.5 million for second-quarter 2004. Year-to-date materials expense was $104.8 million for 2005, an increase of $5.5 million from $99.3 million for the same six-month period in 2004. Materials expense for the second quarter in 2005 was relatively unchanged as increased costs for materials used for repairs and maintenance of track, railcars and locomotives, and higher shipping costs for materials were offset by the effect of Foreign Exchange and a recovery from a supplier for repainting freight cars. In addition, expenses for the first six months in 2005 increased due to an unfavourable inventory adjustment in 2005, higher fuel costs for vehicles, increased cost of railcar repair and servicing materials, and a favourable adjustment in 2004 to prior billings from one of our suppliers. These year-to-date increases were partially offset by: the effect of Foreign Exchange; a higher recoverable amount for warranty service work and materials for locomotives; and improved locomotive reliability which allowed us to reduce costs for locomotive materials.
➢	Equipment Rents
Our equipment rents expense was $54.7 million in second-quarter 2005, a decrease of $6.2 million from $60.9 million for the second quarter in 2004. For the first six months in 2005, equipment rents expense was $103.2 million, a decrease of $16.3 million from $119.5 million for the same period in 2004. Equipment rents expense decreased due to the effect of Foreign Exchange and increased compensation received for loading and unloading delays, partially offset by higher lease renewal rates for freight cars. In addition, expenses for the first six months of 2005 decreased due to higher earnings from customers and railways for the use of our cars, an overall reduction in car rental rates paid by us, and favourable adjustments in the first quarter of 2005 for car rentals pertaining to prior periods.
➢	Depreciation and Amortization
Our depreciation and amortization expense was $110.7 million for the second quarter in 2005, an increase of $8.0 million from $102.7 million for the same quarter in 2004. This expense was $220.2 million for the first half of 2005, an increase of $17.9 million from $202.3 million for the same period in 2004. The increase for the second quarter and first half of 2005 was due largely to additions to our capital assets and higher depreciation rates on certain equipment, partially mitigated by the effect of Foreign Exchange and the retirement of assets.
➢	Purchased Services and Other
Our purchased services and other expense was $156.0 million for the second quarter in 2005, an increase of $7.0 million from $149.0 million for second-quarter 2004. This expense was $309.0 million for the first six months in 2005, an increase of $10.1 million from $298.9 million for the first half of 2004. For the second quarter and first half in 2005, purchased services and other expense increased as certain revenues from passenger transportation were moved to “Other Revenues”. Further, a change in the estimates used to account for capital projects resulted in an increase in these expenses in 2005. These increases have been partially offset by lower costs associated with derailments, mishaps and personal injuries, the effect of Foreign Exchange, and property tax and business tax refunds in the second quarter of 2005. The year-to-date expenses were also higher due to increases in 2005 in joint facility inter-railway costs, contractor and consulting fees, and the receipt in 2004 of a sales tax refund and joint facility expense recovery.
➢	Expectations for 2005
We anticipate operating expenses will increase in the range of 8% to 10% in 2005, compared with 2004. The anticipated increase is due mainly to higher costs for fuel and incentive compensation. Excluding fuel, total operating expenses are expected to increase in the range of 4% to 6% in 2005.
We assume fuel expense will increase by 30% to 33% (including the benefits of hedging but excluding fuel surcharges) in 2005, compared with 2004. The higher fuel expense assumption is based on our estimate that the West Texas Intermediate price will increase to an average of US$55 per barrel (unhedged) in 2005. We also assume that fuel consumption will increase as a result of higher freight volumes. In addition, we assume that compensation and benefits expense will increase due to additional hiring to handle growing freight volumes, inflation and higher pension expense.
Our expense outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. Among these assumptions is that current positive economic trends in North America and Asia will continue. Assumptions and other factors affecting our expectations for 2005 are discussed further under the heading “Forward-Looking Information” in this MD&A.
Other Income Statement Items
➢	Other Charges
Other charges expense was $5.7 million for the second quarter in 2005, a decrease of $4.4 million from $10.1 million for the same period in 2004. Other charges expense was $4.7 million year to date for 2005, a decrease of $10.0 million from $14.7 million for the same six months in 2004. The decrease in the second quarter of 2005, compared with the second quarter in 2004, was mainly due to a loss recorded in the second quarter of 2004 on our cross-currency fixed-to-floating interest rate swap agreements converting $105 million of fixed-rate debt to U.S. $77.3 million of floating-rate U.S. dollar-denominated debt. This decrease was partially offset by the effect of Foreign Exchange on working capital accounts. The decrease in other charges for the first six months in 2005, compared with the same period in 2004, was due mainly to a gain realized when interest rate locks were settled in the first quarter of 2005 and to gains from the effect of Foreign Exchange on working capital accounts.
➢	Interest Expense
Our interest expense was $53.2 million for the second quarter in 2005, a decrease of $3.9 million from $57.1 million in second-quarter 2004. This expense was $104.8 million for the first half of 2005, a decrease of $6.3 million from $111.1 million for the same period in 2004. Interest expense decreased in the second quarter in 2005, compared with the same period in 2004, due to the positive effect of Foreign Exchange and an increase in interest income earned as a result of higher interest rates on cash balances during the second quarter of 2005. Interest expense decreased in the first half of 2005, compared with the first half of 2004, mainly due to the positive effect of Foreign Exchange and an increase in interest income as a result of higher cash balances during the first half of 2005, partially offset by an increase in interest expense for our US$145-million 5.41% Senior Secured Notes, maturing March 2024, first recorded in the first quarter of 2004.

➢	Income Taxes
Income tax expense for the second quarter in 2005 was $72.0 million, compared with $49.7 million for the same three months in 2004. In the first half of 2005, income tax expense was $116.3 million, compared with $70.3 million for the same period in 2004. This expense increased mainly due to higher income in the second quarter and first half of 2005.
The effective income tax rate for the second quarter of 2005 was 36.9%, compared with 37.3% for second-quarter 2004. The effective income tax rate for year-to-date 2005 was 36.3%, compared with 39.6% for the first half of 2004. The normalized rate (income tax rate based on income adjusted for FX on LTD) for the second quarter in 2005 was 34.0%, compared with 32.6% for the same period in 2004. The normalized rate for the first six months in 2005 was 34.0%, compared with 33.0% for the same period in 2004.
➢	Expectations for Future Periods
We expect a normalized tax rate for 2005 of between 32% and 34% (which would be similar to the normalized tax rate for 2004).
A decrease in interest expense is anticipated as a result of debt repayment in the second quarter of 2005.
In recent years, we have used certain tax loss carryforwards to offset taxable income. We anticipate that these tax loss carryforwards will be exhausted by 2006 and we will have an increase in tax payments beginning in 2007.
Our income tax outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments.
Quarterly Financial Data

Quarterly Financial Data
(in millions, except	For the quarter ended
per share data)
(unaudited)	2005		2004				2003(1)
	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30
Total revenue	$1,105.9	$1,014.1	$1,021.9	$989.7	$1,004.7	$886.6	$963.5	$904.3
Operating income	$271.1	$178.7	$161.1	$218.9	$220.6	$116.0	$193.3	$203.6
Net income	$123.2	$80.7	$129.3	$176.5	$83.7	$23.5	$174.0	$91.3

Basic earnings per share	$0.78	$0.51	$0.81	$1.11	$0.53	$0.15	$1.10	$0.57
Diluted earnings per share	$0.77	$0.50	$0.81	$1.11	$0.53	$0.15	$1.09	$0.57
This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2005.
➢	Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather. During the first and second quarters of 2005, additional revenues were recorded as a result of the agreement reached with our largest coal shipper, EVC (as discussed in the section “Revenues” in this MD&A). Operating and net income also increased as a result of this revenue.
Operating and net income in the fourth quarter of 2004 were negatively affected by a special charge for environmental clean-up costs associated with a property in Minnesota but were positively impacted by the reversal of a portion of a special charge for restructuring that was originally recorded in the second quarter of 2003.

Net income is influenced by seasonal fluctuations in customer demand, including weather-related costs, as well as FX on LTD.
Changes in Accounting Policy
2005 Accounting Changes
The changes in accounting policy disclosed in our MD&A for the year ended December 31, 2004, and the first quarter in 2005, remain substantially unchanged, except for the following recent developments:
The Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issue Committee Abstract (“EIC-150”) “Determining Whether an Arrangement Contains a Lease”, effective for contracts entered into or amended after December 2004. This abstract requires that a contractual arrangement that contains an implicit lease be accounted for in accordance with CICA Handbook Section 3065 “Leases”. An evaluation to determine whether the arrangement contains a lease is required at the inception of the contract to establish whether the purchaser, or lessee, has the right to control the use of a tangible asset. This abstract has not had a material effect on our financial statements.
The CICA plans to finalize an amendment to CICA Handbook Section 3500 “Earnings Per Share” in 2005. The amendment, as currently proposed, will require all entities to assume that stock option contracts that may be settled in cash or shares, be settled in shares. Currently, we are assuming that certain stock options will be settled in cash. Adopting the proposed CICA amendment will not materially affect our Diluted EPS.
Liquidity and Capital Resources
We believe that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
➢	Operating Activities
Cash provided by operating activities was $359.3 million for the second quarter in 2005, an increase of $109.9 million from $249.4 million for the same period in 2004. Year to date, cash provided by operating activities was $437.5 million, an increase of $85.5 million from $352.0 million for the same period in 2004. The increase for the second quarter and first half of 2005 was mainly due to a greater amount of cash being generated through income and reduced restructuring payments in 2005, compared with the same periods in 2004. For the first six months in 2005, the increase in cash was partially offset by increased purchases of inventory for our spring and summer track programs and payment of incentive compensation in the first quarter of 2005.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
➢	Investing Activities
Cash used in investing activities was $204.9 million for the second quarter in 2005, an increase of $20.9 million from $184.0 million for the same three months in 2004. For the first half of 2005, cash used in investing activities was $345.8 million, an increase of $23.0 million from $322.8 million for the same six months in 2004. The increase in the second quarter and year to date in 2005 was mainly due to increased capital spending.
Capital spending in 2005 is projected to be approximately $900 million to $920 million. Our 2005 capital spending outlook assumes that capital additions will increase in 2005 from 2004 due to higher track-related investments, which are partly due to the capacity expansion in our Western Corridor and growing freight volumes. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2005).
We intend to finance capital expenditures from free cash flow (discussed below) but may finance some of the capital requirements with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed below), that is acceptable and comparable to the ratio of other railways, as well as the amount of cash flow we believe we can generate.
➢	Financing Activities
Cash used in financing activities was $297.2 million for the second quarter in 2005, compared with $20.8 million for the same period in 2004. Cash used in financing activities was $313.0 million for the first six months in 2005, compared with cash provided by financing activities of $141.5 million for the same period in 2004. For the second quarter and first half of 2005, the year-over-year decrease in cash was due to the repayment of $250-million principal amount 7.20% Medium Term Notes, which matured at the end of June 2005, partially offset by increased proceeds from the issue of shares as a result of stock options being exercised in 2005. The decrease in year-to-date cash in 2005 was also due to the issuance in 2004 of US$145-million principal amount of 5.41% Senior Secured Notes, maturing March 2024, compared with the same period in 2005 when no debt was issued.
We have available, as sources of financing, credit facilities of up to $490.0 million, as well as an uncommitted amount of US$15 million. We believe we can raise capital, within limits, in excess of these amounts, if required, while maintaining our credit quality in international debt markets. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
In the second quarter of 2005, we repaid our $250-million principal amount 7.20% Medium Term Notes, which matured at the end of June 2005, with cash balances on deposit.
On May 31, 2005, we completed the filings required for a normal course issuer bid to enable us to purchase for cancellation up to 2.5 million of our outstanding Common Shares during the 12-month period from June 6, 2005 to June 5, 2006. This share repurchase is discussed further under the sub-heading “Share Capital” in this MD&A.
At June 30, 2005, CPR’s net-debt to net-debt-plus-equity ratio improved to 42.1%, compared with 47.0% at June 30, 2004. The improvement was due primarily to the increase in equity from earnings and the favourable impact of U.S. foreign exchange rates on long-term debt year-over-year. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage our capital employed so that it retains solid investment-grade credit ratings.
➢	Free Cash
Free cash is a non-GAAP measure that management considers an indicator of our liquidity and ability to re-invest in the Company. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
We generated free cash after dividends of $133.4 million for the second quarter in 2005, compared with $45.1 million for the same period in 2004. For the first half of 2005, we generated positive free cash of $49.7 million compared with negative free cash of $11.3 million for the same six months in 2004. The increase in free cash for the second quarter and first half of 2005 was due largely to the increase in cash generated by operating activities (as discussed previously).

	For the three		For the six
Calculation of free cash	months ended		months ended
(reconciliation of free cash to GAAP cash position)	June 30		June 30
(in millions) (unaudited)	2005	2004	2005	2004
Cash provided by operating activities	$359.3	$249.4	$437.5	$352.0
Cash used in investing activities	(204.9)	(184.0)	(345.8)	(322.8)
Dividends paid on Common Shares	(21.0)	(20.3)	(42.0)	(40.5)

Free cash, after dividends(1)	133.4	45.1	49.7	(11.3)
Cash (used in) provided by financing activities, before dividend payment	(276.2)	(0.5)	(271.0)	182.0

(Decrease) increase in cash, as shown on the Statement of Consolidated Cash Flows	(142.8)	44.6	(221.3)	170.7
Net cash at beginning of period	274.5	260.8	353.0	134.7

Net cash at end of period	$131.7	$305.4	$131.7	$305.4

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

We expect to generate free cash of $50 million to $100 million in 2005, achieved mainly with higher earnings and lower restructuring payments, partially offset by increased capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2005). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which were discussed previously in this MD&A under the sub-heading “Revenues” and under the headings “Operating Expenses”, “Other Income Statement Items” and “Liquidity and Capital Resources”.
Balance Sheet
Assets totalled $10,531.5 million at June 30, 2005, compared with $10,499.8 million at December 31, 2004. The increase was mainly due to capital additions, most of which were locomotives and track expansion and replacement, an increase in accounts receivable as a result of higher freight rates, partially offset by a reduction in cash for the repayment of the $250-million principal amount 7.20% Medium Term Notes in the second quarter of 2005.
Our combined short-term and long-term liabilities were $6,401.4 million at June 30, 2005, compared with total liabilities of $6,517.4 million at December 31, 2004. The decrease was mainly due to the reduction in long-term debt as a result of the repayment of the $250-million principal amount 7.20% Medium Term Notes in the second quarter of 2005, partially offset by larger future income tax balances as a result of increased income in the first half of 2005.
At June 30, 2005, our Consolidated Balance Sheet reflected $4,130.1 million in equity, compared with an equity balance of $3,982.4 million at December 31, 2004. The majority of the increase was due to growth in our retained income for the first six months in 2005.
The information on share capital and dividends in our MD&A for the year ended December 31, 2004, and the first quarter in 2005, remains substantially unchanged, except for the following recent developments:
➢	Share Capital
At June 30, 2005, 158.6 million common shares (“Common Shares”) and no preferred shares had been issued.
At June 30, 2005, 8.8 million options were outstanding under our Management Stock Option Incentive Plan (“MSOIP”), with a maximum of 11.0 million Common Shares authorized for issuance. At June 30, 2005, 152,000 options were outstanding under our Directors’ Stock Option Plan (“DSOP”). The maximum number of Common Shares authorized for issuance under the DSOP was 500,000. The DSOP was subsequently suspended by our Board of Directors on July 21, 2003. Each option granted under the MSOIP or DSOP can be exercised for one Common Share.
On May 31, 2005, we completed the filings required for a normal course issuer bid to enable us to purchase for cancellation up to 2.5 million of our outstanding Common Shares during the 12-month period from June 6, 2005 to June 5, 2006. The number of shares that may be purchased represents approximately 1.6% of our 158,976,508 Common Shares outstanding on May 25, 2005. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The price that we pay for any shares will be the market price at the time of purchase. The purpose of the purchases is to use surplus funds to mitigate dilution that may occur as a result of the issuance of Common Shares pursuant to the exercise of stock options under our compensation programs. We also believe that the market price of our Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. We purchased an aggregate of 432,000 Common Shares in the second quarter of 2005 at an average price of $43.58 per share.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by contacting The Office of The Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, telephone: (403) 319-7165 or 1-866-861-4289, fax: (403) 319-6770, or e-mail: Shareholder@cpr.ca.
We are permitted to repurchase an additional 2,068,000 Common Shares as part of our normal course issuer bid program. We estimate $90.1 million will be paid to repurchase these shares, based on the average share price paid up to June 30, 2005. The payments will be substantially offset by proceeds from the exercise of stock options. The shares are expected to be repurchased during the remainder of 2005 and the first half of 2006.

➢	Dividends
Declared Dividends and Dividend Policy
Dividends of $0.1325 per share were paid on January 31, 2005, and April 25, 2005, to shareholders of record on December 31, 2004, and March 25, 2005, respectively. On May 5, 2005, our Board of Directors declared a dividend of $0.15 per share payable on July 25, 2005, to shareholders of record on June 24, 2005.
Our Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. We are, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.
Financial Instruments
The information on financial instruments disclosed in our MD&A for the year ended December 31, 2004, and the first quarter in 2005, remains substantially unchanged, except for the following recent developments:
➢	Interest Rate Management
Interest Rate Swaps
Savings from our swaps reduced “Interest Expense” on our Statement of Consolidated Income by $1.2 million in second-quarter 2005 and by $2.1 million in the first half of 2005. An unrealized gain of $9.4 million from these interest rate swaps was calculated based on their fair value at June 30, 2005. The fair value of these swaps has not been recorded on our Consolidated Balance Sheet as these swaps are yet to be settled.
Interest Rate Locks
Interest rate locks were settled in the first quarter of 2005 for proceeds of $5.8 million. The resulting gain from this terminated hedge of $5.8 million was included in “Other Charges” on our Statement of Consolidated Income for the six months ended June 30, 2005.
At June 30, 2005, “Other Assets and Deferred Charges” on our Consolidated Balance Sheet included unamortized losses of $18.6 million for previously settled interest and treasury rate locks, and “Deferred Liabilities” included an unamortized gain of $8.7 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debts. “Interest Expense” on our 2005 Statement of Consolidated Income included a net expense amount for the amortization of these gains and losses of $0.8 million for the second quarter and $1.6 million for the first six months in 2005.
➢	Foreign Exchange Management
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At June 30, 2005, we had US$96.1 million of forward sales of U.S. dollars outstanding to be settled in 2005 and 2006. The unrealized loss on these forward contracts, calculated using the trading value of the U.S. dollar on the New York Stock Exchange, was $1.5 million at June 30, 2005. This loss was not included in our financial statements at June 30, 2005, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized losses on these foreign exchange forwards of $1.5 million for the second quarter in 2005 and $2.6 million for the first six months in 2005.
Cash Hedge
We designated in the fourth quarter of 2004 US$70 million of cash as a hedge of our planned purchase of 41 locomotives. In the first quarter of 2005, these locomotives were purchased and the foreign exchange loss of $1.1 million realized on this hedge was included in “Net Properties” on the Consolidated Balance Sheet at June 30, 2005.

➢	Fuel Price Management
Crude Oil Futures
At June 30, 2005, an unrealized gain of $81.0 million was calculated based on the fair value of our swaps, which was derived from the West Texas Intermediate (“WTI”) price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. No unrealized gains have been included in our financial statements for the year to date in 2005.
An unrealized loss of $5.0 million related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forwards at June 30, 2005. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements for the year to date in 2005 as it remained unrealized at that time.
Fuel expense was reduced by $10.6 million for the second quarter of 2005 as a result of $11.0 million in realized gains arising from settled swaps, partially offset by $0.4 million in realized losses arising from the settled foreign exchange forwards. For the first half of 2005, fuel expense was reduced by $18.0 million as a result of $19.3 million in realized gains arising from settled swaps, partially offset by $1.3 million in realized losses arising from the settled foreign exchange forwards.
For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. The Company has fuel hedges for approximately 35% of its fuel purchases for the remainder of 2005.
Off-Balance Sheet Arrangements
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2004, and the first quarter in 2005, remains substantially unchanged, except for the following recent developments:
Sale of Accounts Receivable
At June 30, 2005, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (June 30, 2004 — $120.0 million). Our losses on the securitization program of $0.9 million for the second quarter in 2005 (second-quarter 2004 — $0.7 million) and $1.8 million for the first half of 2005 (first half of 2004 — $1.6 million) were included in “Other Charges” on our Statement of Consolidated Income. We provide a credit enhancement amount to absorb credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. We recognized this amount as a retained interest. The fair value of the retained interest at June 30, 2005, was approximately 15% of receivables sold ($18.0 million) and was included in “Accounts Receivable” on our Consolidated Balance Sheet. The fair value of the retained interest approximated its carrying value as a result of a short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $763.1 million for the first half of 2005. We have complied with all termination tests during the program.

Contractual Commitments
The accompanying table indicates our known contractual obligations and commitments to make future payments for contracts, such as debt, capital lease arrangements and commercial commitments.
In the first half of 2005, we had the following significant change to our contractual commitments, other than in the ordinary course of business:
•     In the first quarter in 2005, 41 new loco-motives were purchased that were previously on operating lease.

Contractual commitments
at June 30, 2005	Payments due by period
(in millions)
(unaudited)		Remainder	1 - 3	3 - 5	After
	Total	of 2005	years	years	5 years
Long-term debt	$2,793.8	$13.9	$186.5	$39.3	$2,554.1
Capital lease obligations	338.6	0.7	14.8	18.3	304.8
Operating lease obligations(1)	599.1	76.6	224.8	107.4	190.3
Supplier purchase obligations	565.1	56.8	156.5	118.1	233.7
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	930.0	87.3	231.0	184.7	427.0

Total contractual obligations	$5,226.6	$235.3	$813.6	$467.8	$3,709.9

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $235.3 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2005 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Plan Deficit”.
Future Trends, Commitments and Risks
The future trends, commitments and risks disclosed in our MD&A for the year ended December 31, 2004, and the first quarter in 2005, remain substantially unchanged, except for the following recent developments:
Capacity Expansion
We continue to work on the expansion of our track network extending from Canada’s Prairie region to the Vancouver gateway. As originally projected, the expansion is expected to be completed in the fourth quarter of 2005 at a cost of approximately $160 million.
Cost Influences
Continuing cost-containment programs are vital to achieving our financial performance targets. We plan to eliminate approximately 145 job positions in 2005 as a result of previously announced initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. We expect to continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns.
Crude Oil Prices
Crude oil prices continued to escalate in the first half of 2005 and remain volatile due to strong world demand and geopolitical supply disruptions. We will continue to mitigate increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed under the heading “Revenues” in this MD&A) and hedging (discussed under the heading “Financial Instruments” in this MD&A). Currently, we have hedges in place for 35% of our estimated remaining 2005 fuel purchases. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of more than three-quarters of our fuel cost increase in the second quarter and first half of 2005.
In addition to the measures we have taken to mitigate the impact of high fuel prices as outlined in our MD&A for the first quarter of 2005, we have agreements in place to purchase 35 hybrid locomotives that will consume significantly less fuel and provide environmental benefits by reducing the discharge of oxides of nitrogen and diesel particulates. We expect to receive the locomotives over four years, beginning in September 2005.

Labour Relations
Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. Our collective agreement with the IBEW expired at the end of 2004. A Memorandum of Settlement was signed on July 6, 2005. Employee ratification results will be determined by the end of August 2005.
We are preparing for negotiations with the Rail Canada Traffic Controllers and the Canadian Pacific Police Association that are scheduled to commence in September 2005.
In the U.S., we are party to collective agreements with 29 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 14 on our Delaware and Hudson Railway (“D&H”) subsidiary.
Soo Line agreements with 11 of its 15 bargaining units were open for renegotiation in November 2004, as were the agreements at the U.S. railway national bargaining table. An agreement with train dispatchers can be reopened in November 2005, and our agreement with yard supervisors extends until the end of 2008. Negotiations have commenced with our track maintainers and signal repair employees. The last round contract with the Teamsters, representing locomotive engineers, remains unsettled after two failed employee ratifications in 2004 and extensive mediation. The parties have agreed to arbitrate a final resolution and we expect this arbitration to be completed by the end of 2005. A last round tentative settlement with our locomotive and car foremen is out for employee ratification.
D&H has renewed agreements with six unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors and police. Negotiations are continuing with the remaining eight bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, machinists, yard supervisors, electricians, labourers, and sheet metal workers.
We do not anticipate any disruptions to our business as a result of labour stoppages.
Environmental
We are currently in the process of undertaking investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. We are participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. We expect to file with the State of Minnesota in 2005 a response action plan for the east side of the property.
A $90.9 million charge was taken in the fourth quarter in 2004 to record the estimated environmental costs associated with the property. The costs are expected to be incurred over approximately 10 years.
We have initiated litigation against two former lessees that we believe are responsible for a large portion of the contamination. In the first quarter in 2005, a non-binding agreement was documented with one of the lessees and a binding agreement may be finalized in the near future. Under applicable accounting rules, no recovery or reduction to the liability has been accrued since any recovery or reduction is dependent upon a final binding agreement or the outcome of the lawsuit, which at present is scheduled for trial in 2007.
Agreements and Contract Negotiations
On June 30, 2004, we entered into a Memorandum of Understanding with Norfolk Southern Railway (“NSR”) in an effort to improve the efficiency of railway operations and enhance rail service to customers in the northeastern U.S. Definitive agreements have been entered into and operations have commenced under agreements which provide for:
i).	NSR to provide yard services to us at Buffalo, New York,

ii).	NSR to haul our traffic between Buffalo and Binghamton, New York,

iii).	the grant of trackage rights between Binghamton and Saratoga Springs, New York, to NSR by us,

iv).	we are to haul NSR traffic between Rouses Point, New York, and Saratoga Springs,

v).	we are to provide yard services to NSR at Binghamton, and

vi).	the grant of trackage rights over certain NSR lines in the vicinity of Buffalo to us by NSR.
In addition, a definitive agreement has been entered into with NSR in connection with which NSR has agreed to grant us trackage rights over NSR lines between Detroit, Michigan, and Chicago, Illinois. Regulatory exemptions have been obtained from the STB for these trackage rights and operations are expected to commence in the third quarter of 2005 after the completion of construction of a short connecting track on the NSR route between Detroit and Chicago. It is expected that implementation of the agreements and the trackage rights between Detroit and Chicago will improve the profitability of our operations in the northeastern U.S., and reduce costs and significantly improve service in the Detroit-Chicago corridor. We are now realizing the benefits and savings from these agreements.
Competition
We encounter competition from other transportation companies, especially North American railways and trucking companies. Competitive price, reliable service and a consistent supply of rail cars are among the main factors in obtaining and retaining customers. As a result, we maintain competitive freight rates and review our prices on a regular basis, adjusting them for market conditions as warranted. We also strive to maintain customer loyalty through proactive customer relationship management and accommodate customer needs through supplying modern, efficient freight cars and providing specialty products, such as grain shuttles. Our IOP aids in maintaining a scheduled railway and drives consistency and reliability, which are our customers’ key service criteria and significantly influence their buying decisions.
Financial Commitments
In addition to the financial commitments mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments	Amount of commitment per period
at June 30, 2005
(in millions) (unaudited)		Remainder	2006 &	2008 &	2010 &
	Total	of 2005	2007	2009	beyond
Letters of credit	$335.4	$335.4	$—	$—	$—
Capital commitments(1)	606.5	158.1	214.4	87.2	146.8
Offset financial liability	164.3	164.3	—	—	—

Total commitments	$1,106.2	$657.8	$214.4	$87.2	$146.8

(1)	We have several contracts outstanding with termination payments ranging from $nil to $26.4 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $46.9 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.
➢	Letters of Credit
Letters of credit of $335.4 million were obtained mainly to provide security to third parties as part of agreements.
➢	Capital Commitments
At June 30, 2005, we had multi-year capital commitments of $606.5 million in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2005 through 2016. These expenditures are expected to be financed by cash generated from operations.
➢	Offset Financial Liability
The Company entered into a bank loan to finance the acquisition of certain equipment. At June 30, 2005, the loan had a balance of $168.7 million, which was offset by a financial asset of $164.3 million with the same financial institution. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
Our defined benefit pension plans’ deficit was $604.3 million at December 31, 2004. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. We made contributions to the defined benefit pension plans of $18.2 million in the second quarter of 2005 and $34.9 million in the first six months of 2005.
The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2005. We expect to undergo an updated actuarial valuation as at January 1, 2006. We expect our aggregate pension contributions in 2005 and 2006 to be approximately $300 million, with at least $90 million of this total contributed in 2005. In deriving these amounts, we considered the estimated impact of both of these valuations, along with other factors. The actual aggregate amount required to be contributed in 2005 and 2006 will also depend on our actual experience in 2005 with such variables as investment returns, interest rate fluctuations and demographic changes.
Restructuring
In the second quarter of 2003, we announced a restructuring program to eliminate 820 job positions, which required an accrual of $105.5 million for a labour liability. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. We eliminated 360 positions by the end of 2003, a further 296 positions by the end of 2004 and 28 positions in the first half of 2005. We expect to complete the program’s originally targeted 820 reductions by the end of 2005.
Productivity improvements stemming from these job eliminations are expected to reduce compensation and benefits expense by approximately $55 million in 2005 and $70 million annually in future years, compared with 2002, which was the last full year prior to the start of the restructuring program. Job reductions associated with the restructuring program contributed $13 million in savings in the second quarter of 2005 and $26 million in the first half of 2005, compared with 2002.
Cash payments for the elimination of these jobs are expected to be $9 million for the remainder of 2005, $7 million in 2006 and a total of $15 million in the remaining years to 2010. We expect to fund these payments from general operations.
The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from our general operations.
We had cash payments related to severance under all restructuring initiatives and to our environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, totalling $13.3 million for the second quarter of 2005 and $26.3 million in the first six months of 2005, compared with $19.5 million and $38.0 million for the same periods in 2004, respectively. Payments for the remainder of 2005 are estimated to be $60 million.
The total accrued restructuring and environmental liability included in our Consolidated Balance Sheet at June 30, 2005, was $429.9 million, of which $90.7 million was included in “Accounts Payable” and $339.2 million was included in “Deferred Liabilities”.
Labour liabilities totalling $252.0 million were included in total restructuring liabilities of $258.1 million at June 30, 2005. Labour liabilities totalling $336.9 million were included in total restructuring liabilities of $345.2 million at June 30, 2004.
In the second quarter of 2005, payments made for all restructuring liabilities amounted to $11.2 million, compared with payments of $14.9 million for the same period in 2004. Payments for the second quarter in 2005 relating to the labour liabilities were $11.1 million, compared with $14.1 million for the first three months in 2004.
Also included in the restructuring liabilities were accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.2 million in 2005. There were no payments relating to these liabilities in the first half of 2005.
Critical Accounting Estimates
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
The critical accounting estimates disclosure in our MD&A for the year ended December 31, 2004, and the first quarter of 2005, remain substantially unchanged, except for the following recent developments:
➢	Environmental Liabilities
At June 30, 2005, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $171.8 million, of which the long-term portion amounting to $149.3 million was included in “Deferred Liabilities” and the short-

term portion amounting to $22.5 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments in 2005 were $2.1 million for the second quarter and $3.3 million for the year-to-date period. The U.S. dollar-denominated portion of the liability was affected by Foreign Exchange, resulting in an increase in environmental liabilities of $1.5 million in the second quarter of 2005 and $2.2 million in the first half of 2005.
➢	Pensions and Other Benefits
Pension liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit”.
At June 30, 2005, “Other Assets and Deferred Charges” on our Consolidated Balance Sheet included prepaid pension costs of $857.7 million. Our Consolidated Balance Sheet also included $2.0 million in “Accounts Receivable” for prepaid pension costs, and $0.3 million in “Accounts Payable and Accrued Liabilities” and $1.9 million in “Deferred Liabilities” for pension obligations.
Our obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined. Post-retirement benefits accruals of $162.4 million were included in “Deferred Liabilities”, and post-retirement benefits accruals of $3.8 million were included in “Accounts Payable and Accrued Liabilities” on our June 30, 2005, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our June 30, 2005, Statement of Consolidated Income. For the second quarter of 2005, pension expense was $10.1 million, consisting of defined benefit pension expense of $9.4 million plus defined contribution pension expense (equal to contributions) of $0.7 million. For the first six months in 2005, pension expense was $19.4 million, consisting of defined benefit pension expense of $17.8 million plus defined contribution pension expense (equal to contributions) of $1.6 million. Post-retirement benefits expense was $10.9 million for the second quarter and $22.0 million for the year to date in 2005. Combined pension and post-retirement benefits expenses were $21.0 million for the second quarter and $41.4 million for the first half of 2005.
➢	Property, Plant and Equipment
The amount of accumulated depreciation was included as a component of “Net Properties” on our June 30, 2005, Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $110.7 million for the second quarter in 2005 and $220.2 million for the first six months in 2005. At June 30, 2005, accumulated depreciation was $4,689.7 million.
➢	Future Income Taxes
Future income tax expense totalling $68.8 million and $108.9 million was included in income taxes in the second quarter and first half of 2005, respectively. At June 30, 2005, future income tax liabilities of $1,491.9 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $66.7 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
➢	Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on our Consolidated Statement of Income and amounted to $9.0 million for the second quarter and $24.2 million for the first six months of 2005.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $154.1 million, net of insurance recoveries, at June 30, 2005. The total accrual included $96.4 million in “Deferred Liabilities” and $95.5 million in “Accounts Payable and Accrued Liabilities”, offset by $0.8 million in “Other Assets and Deferred Charges” and $37.0 million in “Accounts Receivable”.

Forward-Looking Information
The forward-looking information disclosure in our MD&A for the year ended December 31, 2004, and the first quarter of 2005, remain substantially unchanged.
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Average number of active employees”	the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period.

“Average train weight”	the result of dividing GTMs by train-miles. It represents the average total weight of all of our trains operating over our track and track on which we have running rights.

“Carloads”	revenue-generating shipments of containers, trailers and freight cars

“CICA”	Canadian Institute of Chartered Accountants

“CPRL”	Canadian Pacific Railway Limited

“CPR”, “Company”	CPRL and its subsidiaries

Diluted EPS, before FX on LTD	a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 2.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly-owned indirect U.S. subsidiary of CPRL

“DSOP”	CPRL’s Directors’ Stock Option Plan

“EPS”	earnings-per-share

“EVC”	Elk Valley Coal Partnership, our main coal customer

“Foreign Exchange”	the value of the Canadian dollar relative to the U.S. dollar

FRA personal injuries per 200,000 employee-hours	the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents per million train-miles	the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

“Freight revenue per RTM”	the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	foreign exchange gains and losses on long-term debt

“GAAP”	Canadian Generally Accepted Accounting Principles

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile (total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives)

Glossary of Terms

“IOP”	our Integrated Operating Plan, the foundation for scheduled railway operations

“LIBOR”	London Interbank Offered Rate

“MD&A”	our Management’s Discussion and Analysis

“Miles of road operated”	the total length of all rail lines over which we operate, excluding track on which we have haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

“MSOIP”	CPRL’s Management Stock Option Incentive Plan

“Operating Ratio”	the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

“quality revenue growth strategy”	our planned strategic reduction of low-margin, short-haul traffic

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly-owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board — a regulatory agency with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers.

“Train-miles”	a measure reflecting the distance traveled by the lead locomotive on each train operating over our track. An increase in GTMs without a corresponding increase in train-miles indicates higher efficiency.

“U.S. gallons of fuel per 1,000 GTMs”	represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board — a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

Suite 500 Gulf Canada Square
401 - 9th Avenue SW Calgary Alberta T2P 4Z4

www.cpr.ca       TSX/NYSE: CP

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171  Fax (403) 319-6770
Canadian Pacific Railway
July 26, 2005
Alberta Securities Commission
Dear Sirs:
EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED JUNE 30, 2005

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended June 30, 2005. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the six months ended June 30, 2005, and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(signed) “Robert V. Horte”
Robert V. Horte
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS
The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.
Interest and Asset Coverage ratios
(times)

	June 30	December 31
	2005	2004
Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	4.0	3.4

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	4.2	3.5

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.8	2.6

After the effect of future income taxes	2.3	2.2

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825
July 26, 2005
To the Alberta Securities Commission
Canadian Pacific Railway
We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 11, 2005, reported to the shareholders of CPRL on the following financial statements incorporated by reference in the short form prospectus of the Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).
•	Consolidated balance sheets as at December 31, 2004 and 2003; and
•	Consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2004.
The prospectus also incorporates by reference the following unaudited interim financial statements:
•	Consolidated balance sheet as at March 31 2005 and June 30, 2005;
•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2005 and 2004; and for the three and six month periods ended June 30, 2005 and 2004.
We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2004. Although we have performed an audit for the year ended December 31, 2004, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2004 and 2003 and the statements of consolidated income, retained earnings and cash flows for each of years in the three-year period ended December 31, 2004 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2004.
We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2005 and June 30, 2005 and for the three-month period ended March 31, 2005 and 2004; and for the three and six month periods ended June 30, 2005 and 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.
Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Yours very truly,
(sign by) “PricewaterhouseCoopers LLP”
Chartered Accountants

(2)

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I, R.J. Ritchie, President and Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: July 26, 2005

Signed: R.J. Ritchie
R.J. Ritchie
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I, M.T. Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: July 26, 2005

Signed: M.T. Waites
M.T. Waites
Executive Vice-President and Chief Financial Officer